UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

     Amendment No. 1 to Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

Commission File No. 001-35278

PRIMERO MINING CORP.
(Translation of registrant's name into English)

Suite 1640, One Bentall Centre
505 Burrard Street, Box 24
Vancouver, British Columbia
V7X 1M6 Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [  ]   Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [  ]

Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________________

EXPLANATORY NOTE

This Amendment No. 1 to Form 6-K hereby amends the original Form 6-K dated April 21, 2014 and furnished to the Commission on April 22, 2014 in order to provide a revised Certificate of Qualification for Mr. Gabriel Voicu as Exhibit 99.1.

SUBMITTED HEREWITH

Exhibits
99.1	Certificate of Qualification, Gabriel Voicu, P.Geo (revised)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2014

PRIMERO MINING CORP.

“David Blaiklock”
__________________________
David Blaiklock
Chief Financial Officer